EXHIBIT 99.1

Colliers International Completes Acquisition of Maser Consulting

Further diversifies revenues with essential, high-value engineering and design services

TORONTO and RED BANK, N.J., July 13, 2020 (GLOBE NEWSWIRE) -- Leading global commercial real estate services and investment management firm, Colliers International (NASDAQ and TSX: CIGI), has completed its previously announced acquisition of a controlling interest in Maser Consulting P.A. (“Maser”), one of the leading multi-discipline engineering design service firms in the U.S. Under Colliers’ unique partnership model, Maser’s senior leadership team will continue to drive operations and will retain a significant equity stake in the business going forward. The operations will be rebranded as “Colliers Engineering Services” in the first half of 2021.

Founded in 1994 and headquartered in Red Bank, New Jersey, Maser’s more than 1,000 professionals operate from 34 offices across 12 states. Maser offers private and public sector clients a full range of consulting and engineering design services for Property & Building, Infrastructure, Transportation, Environmental and Telecommunication end markets. The company generated 2019 revenue of $167 million.

“Colliers enters the highly fragmented engineering design services sector as a major player while furthering our strategy of diversifying revenues with another essential, highly valued real estate service offering,” said Jay Hennick, Global Chairman and Chief Executive Officer of Colliers International. “Our new engineering division not only strengthens our Outsourcing & Advisory segment but also complements our tremendously successful Colliers Project Leaders project management business.”

“We are pleased to welcome the talented and entrepreneurial team from Maser into the Colliers family,” said Elias Mulamoottil, Head, Strategic Investments | Global of Colliers International. “By combining their best-in-class service offerings with our globally recognized brand and service platform, we can accelerate our collective growth in the $100 billion engineering design services sector and take advantage of the many opportunities to revitalize aging infrastructure in the U.S.”

“Our new partnership with Colliers – the first of its kind in our industry – is the next evolution of our business,” said Richard Maser, Maser Founder and Chairman. “As we look to significantly grow and scale our business, we are confident that Colliers’ enterprising culture, partnership philosophy, decentralized management style and access to capital, aligns perfectly with our goals.”

Kevin Haney, Maser CEO and President said, “We expect to hit the ground running as we combine Colliers’ specialized market knowledge and relationships with our own expertise across many different asset classes and end markets. Our partners and highly skilled professionals could not be more thrilled and look forward to leveraging our new partnership to accelerate growth in the years to come.”

About Colliers International

Colliers International (NASDAQ, TSX: CIGI) is a leading real estate professional services and investment management company. With operations in 68 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to maximize the value of property for real estate occupiers, owners and investors. For more than 25 years, our experienced leadership, owning approximately 40% of our equity, has delivered compound annual investment returns of almost 20% for shareholders. In 2019, corporate revenues were more than $3.0 billion ($3.5 billion including affiliates), with $33 billion of assets under management in our investment management segment. Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

COLLIERS CONTACTS:
Christian Mayer
Chief Financial Officer

Elias Mulamoottil
Head, Strategic Investments | Global

(416) 960-9500

MASER CONTACT:
Kevin Haney
Chief Executive Officer
(732) 383-1950